Exhibit 99.1

NEWS RELEASE –REGULATED INFORMATION

20 JANUARY 2023, 1:00 am ET / 7:00 am CET

MDxHealth Provides Updated and Supplemental Financial Information

Related to Acquisition of GPS Test

IRVINE, CA, and HERSTAL, BELGIUM – January 20, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today provided supplemental information related to its acquisition of the Oncotype DX® GPS (Genomic Prostate Score®) test on August 2, 2022 (the “GPS Test Acquisition”), from Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”).

GPS Test Acquisition Integration

As part of its ongoing post-acquisition integration collaboration with Exact Sciences, the Company in Q4 2022 transitioned all GPS test ordering processes from Exact Sciences to MDxHealth systems, including a transition to its online physician ordering portal. In addition, mdxhealth completed its integration and restructuring of the urology focused sales and customer success teams.

Financial Statements for the period ended September 30, 2022

In the course of its annual closing process for 2022, the Company determined that certain transaction-related revisions were appropriate to account for the timing of GPS Test Acquisition expenses, as well as the timing of financing expenses related to the Company’s replacement of its debt facility with an affiliate of Innovatus Capital Partners, LLC coincident with the GPS Test Acquisition. These revisions did not affect the Company’s reported cash balance as of, or reported revenues for the periods ended, September 30, 2022, or December 31, 2022. Pursuant to these revisions, operating expenses for Q3 2022 increased by approximately $3.8 million, primarily comprised of $3.2 million in GPS Test Acquisition related non-recurring expenses (previously recorded in Q4 2022) and $0.5 million in amortization charges related to the GPS intangible assets. In addition, one-time additional financial expense of approximately $1.2 million related to replacing the Company’s debt facility was recorded.

As part of the above updates, the Company has prepared condensed interim financial statements with associated footnotes for the nine-month period ended September 30, 2022, filed as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission. The condensed interim financial statements for the nine-month period ended September 30, 2022, are also available on the Company’s website. These financial statements provide detailed disclosures, among other things, on the GPS Test Acquisition as well as the new debt facility with Innovatus which replaced the Kreos debt facility.

Pro forma Financial Statements

To reflect the foregoing updates related to the GPS Test Acquisition and Innovatus debt facility, the Company has also filed as Exhibit 99.3 to Form 6-K with the Securities and Exchange Commission, updated unaudited pro forma combined financial information as of and for the six months ended June 30, 2022, and for the year ended December 31, 2021.

The pro forma information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Financial information and auditor review

The unaudited financial data for the three-month period ended September 30, 2022, referenced above, is derived from internal financial reports. The Company’s statutory auditor, BDO Réviseurs d’Entreprises SRL, has confirmed that its review procedures with respect to the Company’s condensed consolidated financial statements as of and for the nine-month period ended September 30, 2022, filed with the Securities and Exchange Commission as an exhibit to Form 6-K and prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, have been substantially completed. The aforementioned condensed consolidated financial statements may be found on the Company’s website at www.mdxhealth.com.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

Forward-looking Statements

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the three months ended September 30, 2022

In thousands of USD (except per share data)	Jul-Sep 2022	Jul-Sep 2021

Services	11,136	5,482
Licenses	0	0
Royalties and other revenues	18	13
Revenues	11,154	5,495
Cost of goods & services sold	(4,931)	(2,933)
Gross Profit	6,223	2,562
Research and development expenses	(2,167)	(1,504)
Selling and marketing expenses	(7,771)	(4,325)
General and administrative expenses	(8,100)	(3,813)
Other operating income, net	(115)	(71)
Operating loss	(11,930)	(7,151)
Financial expenses, net	(1,701)	(470)
Loss before income tax	(13,631)	(7,621)
Income tax	129	0
Loss for the period	(13,502)	(7,621)

Basic and diluted loss per share	(0.08)	(0.06)

For the nine months ended September 30, 2022

In thousands of USD (except per share data)	Jan-Sep 2022	Jan-Sep 2021

Services	24,111	15,944
Licenses	0	250
Royalties and other revenues	52	32
Revenues	24,163	16,226
Cost of goods & services sold	(12,168)	(8,449)
Gross Profit	11,995	7,777
Research and development expenses	(5,752)	(4,327)
Selling and marketing expenses	(17,619)	(12,572)
General and administrative expenses	(17,736)	(10,552)
Other operating income, net	159	80
Operating loss	(28,953)	(19,594)
Financial expenses, net	(2,781)	(1,326)
Loss before income tax	(31,734)	(20,920)
Income tax	128	0
Loss for the period	(31,606)	(20,920)

Basic and diluted loss per share	(0.20)	(0.18)

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